FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 2054



                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934





For the plan period ended March 31, 1994


Commission file no. 1-924





                           A.  Full title of the plan:



                              VICKERS, INCORPORATED
                   RETIREMENT SAVINGS AND PROFIT SHARING PLAN




                B.  Name of issuer of the securities
                    held pursuant to the plan and the
                    address of its principal executive office:



                               TRINOVA CORPORATION
                                  3000 Strayer
                             Maumee, Ohio 43537-0050





              This document, including exhibits, contains 29 pages.
                      The cover page is located on page 1.
                    The Exhibit Index is located on page 28.

                              REQUIRED INFORMATION



     The following financial statements are furnished for the Vickers, Incorporated Retirement Savings and Profit Sharing Plan:

                                                                    Page

     Report of Independent Auditors                                   3
     Statements of Assets Available for
      Plan Benefits                                                   4
     Statements of Changes in Assets Available
      for Plan Benefits                                               5
     Notes to Financial Statements                                    6


Exhibit

     The following exhibit is filed herewith:

     Exhibit
     Number

       (23)       Consent of Independent Auditors





                                    SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  VICKERS, INCORPORATED
                                  RETIREMENT SAVINGS AND PROFIT SHARING PLAN



                                  By:  /S/ WILLIAM R. AMMANN
                                       William R. Ammann
                                       Vice President - Administration
                                        and Treasurer
September 28, 1994                     TRINOVA Corporation

REPORT OF INDEPENDENT AUDITORS



Administrative Committee
Vickers, Incorporated
 Retirement Savings and Profit Sharing Plan




We have audited the accompanying statements of assets available for plan benefits of the Vickers, Incorporated Retirement Savings and Profit Sharing Plan as of March 31, 1994 and December 31, 1993 and the related statements of changes in assets available for plan benefits for the three month period ended March 31, 1994 and each of the two years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at March 31, 1994 and December 31, 1993, and the changes in its assets available for plan benefits for the three month period ended March 31, 1994 and each of the two years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.







                                       /S/ ERNST & YOUNG LLP
                                       ERNST & YOUNG LLP


Toledo, Ohio
September 2, 1994

                STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS
                              VICKERS, INCORPORATED
                   RETIREMENT SAVINGS AND PROFIT SHARING PLAN




                                                 March 31        December 31
                                                   1994             1993
                                                [Note 1]

ASSETS
  Contributions receivable from employer                        $ 1,394,488
  Contributions receivable from employees                           449,286
  Loans receivable from plan participants                         3,546,542
  Value of interest in Master Trust - Note 7
    Fixed Income Fund                                            85,191,714
    Vanguard Mutual Funds                                        22,461,451
    Multi-Asset Fund                                             17,107,184
    TRINOVA Stock Fund                                            4,221,572
    Government Securities Fund                                    2,211,603
                                                                131,193,524


        ASSETS AVAILABLE FOR
         PLAN BENEFITS                              $      0   $136,583,840
                                                    ========   ============












See accompanying notes


                          STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
                                             VICKERS INCORPORATED
                                  RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                                            Three Months
                                               Ended
                                              March 31                 Year Ended December  31
                                                1994                  1993                 1992

ADDITIONS
  Contributions by employees                  $2,743,764           $10,027,404           $9,917,070
  Contributions by employer                    1,229,434             5,632,876            6,225,862
  Net investment income
    Interest earned                            1,507,619             6,391,666            6,249,117
    Dividends                                    141,444               985,426              597,278
    Realized gains on sales
     of investments                            4,631,724               742,448              549,530
    Other - principally unrealized
     gains (losses) on investments           (5,536,280)             4,094,553            1,139,518
                                                 744,507            12,214,093            8,535,443

                                               4,717,705            27,874,373           24,678,375

DEDUCTIONS
  Benefits paid to participants                2,262,136             8,296,769            8,353,515
  Investment management fees                      61,162               123,401               90,358
  Net transfers to affiliated
    benefit plans [Note 1]                   138,978,247               231,236              124,726
                                             141,301,545             8,651,406            8,568,599
       NET ADDITIONS (DEDUCTIONS)          (136,583,840)            19,222,967           16,109,776

Assets available for plan benefits
  at beginning of period                     136,583,840           117,360,873          101,251,097


      ASSETS AVAILABLE FOR PLAN
        BENEFITS AT END OF PERIOD           $         0           $136,583,840         $117,360,873
                                            ============          ============         ============

See accompanying notes

                                                      -5-

                          NOTES TO FINANCIAL STATEMENTS
                              VICKERS, INCORPORATED
                   RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                                 MARCH 31, 1994

NOTE 1 - PLAN MERGER

      At March 31, 1994, the Vickers, Incorporated Retirement Savings and Profit Sharing Plan (the "Plan") and its assets available for plan benefits were merged into the TRINOVA Corporation Retirement Savings and Profit-Sharing Plan (the "TRINOVA Plan"), formerly the TRINOVA Corporation Retirement Savings and Profit Sharing Plan for Corporate Employees. The operation and provisions of the TRINOVA Plan are substantially the same as those under the Plan. The assets available for plan benefits merged into the TRINOVA Plan amounted to $138,899,491 and have been included in net transfers to affiliated benefit plans in the statement of changes in assets available for plan benefits for the three-month period ended March 31, 1994.

      Additionally, Hazlehurst and Associates was terminated as recordkeeper of the plan assets and The Vanguard Group was added as trustee and recordkeeper for the TRINOVA Plan.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

      The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

      Marketable securities are stated at aggregate fair value and are valued at the last sales price of the valuation period quoted by a national securities exchange. The guaranteed investment contracts are stated at contract value which approximates fair value. The difference between fair value and the cost of investments is reflected in the statement of changes in net assets available for plan benefits as unrealized gains (losses) on investments.

      Realized gains or losses on the sales of investments represent the differences between the proceeds received upon sale and the cost of investments sold, determined on an average cost basis.

      Investment management fees are paid by the Plan, while all other administrative expenses of the Plan are currently borne by the Plan's sponsor, Vickers, Incorporated ("Vickers"), a wholly-owned subsidiary of TRINOVA Corporation, ("TRINOVA").

Payment of Benefits

      Effective January 1, 1993 the Plan changed its method of accounting for benefits of employees who have withdrawn from participation in the Plan but have not yet been paid. This change was made to conform with new guidance in the American Institute of Certified Public Accountants Audit and Accounting Guide "Audits of Employee Benefit Plans." The cumulative effect of this change as of January 1, 1993 and the effect of the change on the 1993 financial statements was not material.

NOTE 3 - DESCRIPTION OF PLAN

      The Plan is a defined contribution plan. Eligible participants generally include all employees of Vickers. However, bargaining unit employees are excluded unless the collective bargaining agreement specifically authorizes their participation. Co-op student employees, temporary employees, leased employees and employees classified as interns are also excluded from the Plan.

      Participants may contribute to the Plan on a pre-tax basis by salary reduction up to 15 percent of their annual compensation (in increments of 1 percent). Vickers will match participant pre-tax contributions dollar for dollar up to the first 3 percent, and 50 percent of the next 2 percent, of each participant's annual compensation. Participants may also contribute up to 10 percent of their annual compensation to the Plan on an after-tax basis, provided that pre-tax contributions have met the limit allowable under IRS regulations. Vickers also makes an annual profit-sharing contribution to the Plan based upon the return on net assets achieved by Vickers. All eligible participants receive a minimum profit-sharing allocation of 1 percent of annual compensation up to the Social Security wage base and 1.5 percent of annual compensation in excess of the Social Security wage base regardless of their level of elective deferrals. The total amount contributed on behalf of each eligible participant is subject to calendar-year limits of the Internal Revenue Code, which are indexed and adjusted for changes in the cost of living.

      Participants have an immediate and fully-vested interest in the portion of the Plan accounts represented by their pre-tax and voluntary after-tax contributions to the Plan, including any earnings on these amounts. Vickers' profit-sharing allocations and matching contributions, as well as earnings thereon, vest after five years of service.

      If a participant has less than five years of service and employment ends for a reason other than retirement, disability or death, the participant forfeits the unvested portion of the account if he or she takes distribution of the vested portion of the account. If that participant resumes employment within the next five years following the date on which termination occurs, and repays to the Plan the full amount of the distribution, the participant's account will be restored to the amount on the date of distribution. Forfeited balances are used to reduce Vickers' future contributions.

      Each participant individually directs his or her contributions and Vickers' contributions, except for 25 percent of Vickers' profit-sharing contribution, into one or more of the following investment funds. Twenty-five percent of each participant's profit-sharing allocation is automatically invested in the TRINOVA Stock Fund.

          (1) TRINOVA Stock Fund, selected by 3,451 and 3,292 participants at March 31, 1994 and December 31, 1993, respectively, is invested in TRINOVA common stock. Cash dividends paid on shares held by the Trust are used to purchase additional shares for participant accounts. Twenty-five percent of each participant's profit-sharing allocation is automatically invested in the TRINOVA Stock Fund until distribution to the participant or until the participant reaches age 55. After age 55,
                                       -7-
     the participant has the option to redirect the investment of the 25 percent portion from the TRINOVA Stock Fund into any of the other available funds. Participants may elect to have additional amounts over Vickers' 25 percent profit-sharing contribution invested in the TRINOVA Stock Fund. TRINOVA common stock is acquired in open market purchases at fair market value.

          (2) Fixed Income Fund, selected by 3,267 and 3,401 participants at March 31, 1994 and December 31, 1993, respectively, is invested in insurance company investment contracts, bank investment contracts and their equivalent. These contracts have a specified interest rate for a period of one to five years. Approximately every three months, Vickers announces the interest rate which will be paid on all monies that are in the Fixed Income Fund. This interest rate is a single blended rate of the interest rates being paid on each of the contracts in force during that period. New contracts are negotiated with insurance companies or financial institutions rated AA+ by Standard and Poors or its equivalent and have a maximum average contract life of five years.

          (3) Multi-Asset Fund, selected by 1,741 and 1,571 participants at March 31, 1994 and December 31, 1993, respectively, is invested in nine major world capital classes, including stocks and bonds of U.S. and international companies, venture capital, real estate and cash equivalents. Brinson Partners, Inc. is the investment manager of the Multi-Asset Fund. This investment option was terminated effective March 31, 1994. Cash and cash equivalents from the liquidation of the fund's shares will be transferred to the Vanguard Star Fund, which is a new investment option under the TRINOVA Plan.

          (4) Government Securities Fund, selected by 498 and 530 participants at March 31, 1994 and December 31, 1993 respectively, is invested in fixed income securities issued or guaranteed by the U.S. Government, or its agents or instrumentalities. These securities include U.S. Treasury bills, notes and bonds. The Government Securities Fund seeks to provide a high level of current income, consistent with the preservation of capital. Ryan Labs., Inc. is the investment manager of the Government Securities Fund. This investment option was terminated effective March 31, 1994. Cash and cash equivalents from the liquidation of the fund's shares will be transferred to the Vanguard Money Market Reserve - U.S. Treasury Portfolio Funds, which is a new investment option under the TRINOVA Plan.

          (5) Vanguard Funds, selected by 1,937 and 1,626 participants at March 31, 1994 and December 31, 1993, respectively, is managed by The Vanguard Group of Investment Companies. There are four individual mutual funds in which participants may invest:

          (a) Vanguard Index Trust - 500 Portfolio Fund (Index Fund): Money in the Index Fund is invested in stocks of the companies which make up the Standard & Poor's 500 Composite Stock Price Index. The objective of the Index Fund is to match the performance of the Standard & Poor's 500 Index.

          (b) Vanguard/Windsor II Fund (Windsor II Fund): Money in the Windsor II Fund is invested in stocks which, in the opinion of the fund's investment manager, are undervalued in the marketplace. The stocks held in the Windsor II Fund tend to offer above-average dividend yields and will normally have below-average price-to earnings ratios and below-average price-to-book value ratios relative to the stock market in general.

          (c) Vanguard/Morgan Growth Fund (Morgan Growth Fund): Money in the Morgan Growth Fund is invested primarily in stocks of "established growth" companies. The companies will normally be medium and larger size companies with above-average growth in sales and earnings over extended periods.

          (d) Vanguard - International Growth Portfolio Fund (International Growth Fund): Money in the International Growth Fund is invested in non-U.S. stocks that have been selected for their growth potential. The International Growth Fund tends to be widely diversified both geographically and in terms of size of companies.

          Participants of the Plan have general purpose and home loans available. The minimum loan permitted is $1,000. Under a general purpose or home loan, a participant may borrow up to the lesser of one-half of his or her vested account balances or the total of his or her pre-tax, match and roll-in contributions to the Plan, up to a maximum of $50,000. In no event may the aggregate amount of loans exceed $50,000. All loans will be repaid to the Plan in equal installments through payroll deductions over a period up to five years for general purpose and twenty years for home loans. Interest is charged at a reasonable rate, as determined by the Administrative Committee.

          Vickers reserves the right to amend, modify or terminate the Plan at any time.

NOTE 4 - BENEFITS

          A participant is entitled to the benefit provided by the contributions and income thereon (including realized and unrealized gains and losses) allocated to the participant's account.

          Upon termination of employment due to retirement, total and permanent disability or death, a participant or his or her spousal beneficiary will be entitled to receive distribution of the participant's entire account without regard to the Plan's vesting rules: (i) in one lump sum amount; or
(ii) in monthly installments of a fixed amount or over a specified period of time in an amount of at least $100 per month. Distribution payments to non-spousal beneficiaries will be made in a lump sum only. If the value of a participant's account is less than $3,500, the Plan Administrator will distribute the participant's entire interest in one lump sum payment.

          Withdrawals of pre-tax contributions and Vickers' profit-sharing and matching contributions during a participant's employment are not permitted prior to age 59-1/2, unless the participant can show financial hardship for which he or she has no other available resources. Such situations are limited to: (i) certain medical expenses; (ii) payment of tuition and related educational fees for post-secondary education for the next year; (iii) costs related to the purchase of a principal residence; or (iv) payments necessary to avoid eviction from, or a foreclosure on the mortgage of, the participant's principal residence.

NOTE 5 - INCOME TAX STATUS

          The Plan has received a favorable determination letter from the Internal Revenue Service as to the tax qualified status of the Plan under
Section 401(a) of the Internal Revenue Code and is, therefore, not subject to Federal income tax. This letter does not express an opinion as to whether the Plan satisfies the provisions of the Tax Reform Act of 1986. Such a letter has been requested. Vickers believes that the Plan is in operational compliance with the Internal Revenue Code of 1986 and will remain qualified and exempt from Federal income taxes.

NOTE 6 - TAX EFFECTS ON PLAN PARTICIPANTS

          A proportionate amount of any withdrawal during employment from a participant's Plan account attributable to after-tax, voluntary contributions after 1986 will be treated as a distribution of earnings on such contributions, and the remaining amount of the withdrawal will be considered a return of the participant's after-tax, voluntary contributions. After-tax voluntary contributions made prior to 1987 may be withdrawn in whole or in part without their applicable earnings. The amount considered as a return of the participant's after-tax, voluntary contributions will not be subject to Federal income tax. However, the amount withdrawn that constitutes earnings on after-tax, voluntary contributions and any amount withdrawn during employment from a participant's Plan account attributable to pre-tax salary reduction contributions and Vickers' matching contributions will be subject to Federal income tax at ordinary income tax rates and may be subject to an additional excise tax, as described below.

          The amount of a distribution received in a lump sum equal to a participant's after-tax, voluntary contributions not previously withdrawn due to retirement, death, total and permanent disability, or termination of employment for any other reason is not subject to Federal income tax. The amount of the lump sum distribution in excess of a participant's after-tax, voluntary contributions not previously withdrawn is subject to Federal income tax at ordinary income tax rates. However, the taxable portion of a qualifying lump sum distribution may be eligible under certain circumstances for special ten-year or five-year averaging or capital gains treatment. Whether a lump sum distribution qualifies for special ten-year or five-year averaging or capital gains treatment depends upon, among other things, the participant's age, employment status, and dates of participation in the Plan. If a participant receives TRINOVA common stock as part of a lump sum distribution, the excess, if any, of the fair market value of the common stock over the cost of the common stock is not subject to Federal income tax at the time of distribution but generally will be subject to Federal income tax upon any subsequent disposition of the common stock. However, a participant may elect, on the tax return on which the distribution is required to be included, not to have such excess excluded from Federal income tax in the year of distribution, in which case the excess will be taxed in that year.

          If a distribution is made in installments, then the pro rata portion of each installment attributable to a participant's after-tax, voluntary contributions not previously withdrawn is not subject to Federal income tax, and the remaining portion is taxed at ordinary Federal income tax rates.

          Any lump sum distribution that a participant received from the Plan will generally be subject to mandatory tax withholding. The Plan will withhold 20 percent of the taxable part of the participant's distribution to pay federal income tax.

          Certain penalty taxes may be imposed on the taxable portion of a distribution or withdrawal from the Plan. The taxable portion of an in-service distribution made to a participant prior to age 59-1/2 will be subject to a 10 percent penalty tax unless certain exceptions apply. In addition, the taxable portion of a distribution or withdrawal from the Plan and from an individual retirement account (IRA) may be subject to a 15 percent excise tax to the extent they aggregate more than a certain amount during any year.

          Loans from the Plan are generally not considered a distribution or a withdrawal for Federal income tax purposes unless the participant terminates employment with an outstanding loan balance and fails to retire that balance in full within 90 days.

          A participant, under certain circumstances, may directly roll over amounts distributed from the Plan to another qualified plan or an individual retirement plan (IRA) and avoid mandatory federal withholding and penalty taxes.
          Participant contributions made on a pre-tax salary reduction basis are not taxed for Federal income tax purposes until actually distributed and are not considered wages for Federal income tax withholding purposes, but are considered wages for Federal Insurance Contributions Act (FICA) purposes.

          Participant after-tax, voluntary contributions are taxed for Federal income tax purposes when made, and are subject to withholding and FICA taxes at that time.

          Matching contributions and other employer contributions are not included in the participant's taxable wages for federal income tax purposes when paid to the Plan, and are not considered wages for federal income tax purposes or FICA purposes.

NOTE 7 - VALUE OF INTEREST IN MASTER TRUST

     The Plan's investments, except for loans, are held in safekeeping by The Northern Trust Company as Trustee under a Master Trust Agreement (the "Master Trust"). The Master Trust holds the investment assets for the Plan and other designated defined contribution plans of Vickers, its parent TRINOVA and TRINOVA's other subsidiary. The following table presents the fair values of investments for the Master Trust:

                                              March 31             December 31
                                                1994                  1993

Investments at Fair Value:
     Fixed Income Fund                      $253,510,747          $303,865,565
     Vanguard Mutual Funds                    72,165,164            46,310,371
     Multi-Asset Funds                        67,262,443            46,920,647
     TRINOVA Stock Fund                       15,786,370            12,317,310
     Government Securities Fund                3,501,026             3,572,450
                                            $412,225,750          $412,986,343
                                            ============          ============

Net investment income of the Master Trust is as follows:

                                    Three Months
                                       Ended
                                      March 31     Year Ended December 31
                                       1994           1993          1992
Net investment income:
     Interest Earned                 $ 5,410,175   $21,924,851  $23,821,843
     Dividends                           172,192     2,182,874    1,345,912
     Realized gains                   12,116,175     1,758,587    1,388,865
     Other - principally
      unrealized gains (losses)      (13,921,145)   10,234,251    2,922,290
                                     $ 3,777,397   $36,100,563  $29,478,910
                                     ===========   ===========   ===========

     At March 31, 1994 the assets of the Plan were merged into the TRINOVA Plan,therefore,the Plan has zero interest in the net assets of the Master Trust at that date. At December 31, 1993, the Plan's interest in the net assets of the Master Trust was approximately 31.8 percent. The Plan's interest in any one Master Trust fund does not correspond to the Plan's overall interest in the Master Trust as participants in each plan select their individual investment options. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

Fair values and cost of the Plan's interest in the assets of the Master Trust at December 31, 1993 are as follows:

   Description                                   Fair Value           Cost

   FIXED INCOME FUND
     Aetna Life Insurance Contract
      expiring in 1994                            $ 2,812,995      $ 2,812,995
     American Life Insurance Contract
       expiring in 1997                             5,676,421        5,676,421
     Allstate Insurance Company
       expiring in 1998                             4,833,401        4,833,401
     Allstate Insurance Company
       expiring in 1997                             1,806,137        1,806,137
     Allstate Insurance Company
       expiring in 1998                             1,808,697        1,808,697
     Bankers Trust Delaware
       expiring in 1996                             6,313,378        6,313,378
     Bankers Trust Delaware
       expiring in 1996                             8,724,640        8,724,640
     Citibank, N.A. Contract
       expiring in 1998                             5,594,882        5,594,882
     Citibank, N.A. Contract
       expiring in 1998                             4,557,610        4,557,610
     Executive Life Insurance Contract
       (In Rehabilitation) expired in 1991          1,141,909        1,141,909
     Lotsoff Contract
       expiring in 1999                             4,600,689        4,600,689
     Mass Mutual Insurance Contract
       expiring in 1994                               503,197          503,197
     Metropolitan Life Insurance Contract
       expiring in 1994                               702,923          702,923
     Metropolitan Life Insurance Contract
       expiring in 1995                             3,653,687        3,653,687
     Metropolitan Life Insurance Contract
       expiring in 1995                             8,667,226        8,667,226
     Metropolitan Life Insurance Contract
       expiring in 1996                             5,950,740        5,950,740
     Mutual Benefit Life Insurance Contract
       (In Rehabilitation) expired in 1992            750,889          750,889
     Mutual Benefit Life Insurance Contract
       (In Rehabilitation) expired in 1992             91,105           91,105
     Mutual Benefit Life Insurance Contract
       (In Rehabilitation) expiring in 1994         1,054,375        1,054,375
     Prudential Insurance Contract
       expiring in 1996                             6,327,629        6,327,629
     Prudential Insurance Contract
       expiring in 1998                             3,489,683        3,489,683
     Cash and cash equivalents                      6,112,030        6,112,030
     Interest receivable                                7,471            7,471
                                                   85,191,714       85,191,714
                                      -13-

   VANGUARD MUTUAL FUND
     Vanguard/Morgan Growth Fund
      (231,745.357 shares)                           2,783,262        2,883,021
     Vanguard Index Fund
      (249,462.056 shares)                          10,933,922       10,048,308
     Vanguard/Windsor II Fund
      (282,435.008 shares)                           4,812,693        4,576,411
     Vanguard International Growth Fund
      (289,740.728 shares)                           3,914,397        3,180,969
     Cash and cash equivalents                          17,090           17,090
     Interest Receivable                                    87
                                                    22,461,451       20,705,799

   MULTI-ASSET FUND
     Brinson Partners Multi-Asset Fund
      (32,004.189 shares)                           16,838,787       12,404,860
     Cash and cash equivalents                         267,825          267,825
     Interest receivable                                  572               572
                                                    17,107,184       12,673,257

  TRINOVA STOCK FUND
     TRINOVA Corporation Common Stock
       (134,021 shares)                              4,204,268        3,133,636
     Cash and cash equivalents                          17,240           17,240
     Interest receivable                                    64               64
                                                     4,221,572        3,150,940

   GOVERNMENT SECURITIES FUND
     U.S. Government Agency Issues                   2,074,841        2,090,779
     Cash and cash equivalents                          97,360           97,360
     Interest receivable                                39,402           39,402

                                                     2,211,603        2,211,603

           TOTAL                                  $131,193,524     $123,949,251
                                                   ===========      ===========

     At December 31, 1993, the Fixed Income Fund of the Plan holds an investment in an Executive Life Insurance Company (Executive Life) guaranteed investment contract that was to have expired in 1991 in the amount of $1,141,909. In 1991, First Executive Corporation, the parent of Executive Life Insurance Company, filed for protection under Chapter 11 of the Federal Bankruptcy Code. State insurance regulators have taken control of Executive Life, as well as other investments of the parent. A Plan of Rehabilitation was filed on September 6, 1991 in the Superior Court of the State of California for the County of Los Angeles and was approved on August 31, 1993. The Plan of Rehabilitation became effective on September 3, 1993 and provides for a minimum of approximately 75 percent of the contract principal to be repaid after a minimum rehabilitation period of five years.

     Also, at December 31, 1993, the Fixed Income Fund of the Plan holds investments in Mutual Benefit Life Insurance Company (Mutual Benefit) guaranteed investment contracts totaling $1,910,628, of which $841,994 was to have expired in 1992. The New Jersey Insurance Department has taken control of Mutual Benefit. A Plan of Rehabilitation was filed on August 3, 1992, and amended on January 15, 1993, in the Superior Court of New Jersey. The Plan of Rehabilitation became effective on April 29, 1994 and provides for the contract principal to be repaid over a five-year period from 1999 through 2003. The repayment dates may be extended if warranted by Mutual Benefit's financial condition.


NOTE 8 - CHANGES IN ASSETS BY INVESTMENT OPTION


                                             Fixed        Vanguard            Multi-        TRINOVA
                                            Income         Mutual             Asset          Stock
                                             Fund           Fund              Fund            Fund

ASSETS AVAILABLE FOR PLAN BENEFITS
AT DECEMBER 31, 1993                     $85,191,714    $22,461,451        $17,107,184     $4,221,572

ADDITIONS
 Contributions
  Employees                                1,301,910        830,486            462,281         66,144
  Employer                                 1,164,300        503,173            342,058        337,661
                                           2,466,210      1,333,659            804,339        403,805
 Net investment income (losses)
  Interest earned                          1,396,577                            20,815            450
  Dividends                                                 117,691                            23,753
  Realized gains on sales
   of investments
     Aggregate proceeds                                     164,547         19,020,481        353,631
     Aggregate costs                                                        14,608,450        243,321
                                                            164,547          4,412,031        110,310

  Other - principally unrealized gains
   (losses) on investments                               (1,430,710)        (4,443,749)       326,330
                                           1,396,577     (1,148,472)           (10,903)       460,843
                                           3,862,787        185,187            793,436        864,648
DEDUCTIONS
 Benefits paid to participants             1,574,967        326,807            194,114         50,400
 Investment management fees                                   6,221             54,245
 Net transfers among investment funds
  and net transfers to benefit plans
  of affiliated companies                 87,479,534      22,313,610         17,652,261     5,035,820
                                          89,054,501      22,646,683         17,900,620     5,086,220
NET ADDITIONS (DEDUCTIONS)               (85,191,714)    (22,461,451)       (17,107,184)   (4,221,572)

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT MARCH 31, 1994                       $         0    $         0        $         0     $        0
                                         ===========    ===========        ===========     ==========



NOTE 8 - CHANGES IN ASSETS BY INVESTMENT OPTION (Continued)

                                          Government
                                          Securities                      Contribution
                                             Fund          Loans           Receivable        Total

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                     $2,211,603     $3,546,542         $1,843,774   $136,583,840

ADDITIONS
 Contributions
  Employees                                  149,288                           (66,345)     2,743,764
  Employer                                    93,018                        (1,210,776)     1,229,434
                                             242,306                        (1,277,121)     3,973,198

 Net investment income
  Interest earned                             29,470         60,307                         1,507,619
  Dividends                                                                                   141,444
  Realized gains (losses) on sales
   of investments
      Aggregate proceeds                   2,116,890                                       21,655,549
      Aggregate costs                      2,172,054                                       17,023,825
                                             (55,164)                                       4,631,724
  Other - principally unrealized gains
   (losses) on investments                    11,849                                       (5,536,280)
                                             (13,845)        60,307                           744,507
                                             228,461         60,307         (1,277,121)     4,717,705
DEDUCTIONS
 Benefits paid to participants               115,848                                        2,262,136
 Investment management fees                      696                                           61,162
 Net transfers among investment
  and net transfers to benefit plans
  of affiliated companies                  2,323,520      3,606,849             566,653   138,978,247
                                           2,440,064      3,606,849             566,653   141,301,545
NET ADDITIONS (DEDUCTIONS)                (2,211,603)    (3,546,542)         (1,843,774) (136,583,840)

ASSETS AVAILABLE FOR PLAN BENEFITS
  AT MARCH 31, 1994                       $        0    $         0         $         0  $          0
                                          ==========    ===========         ===========  ============




NOTE 8 - CHANGES IN ASSETS BY INVESTMENT OPTION (Continued)


                                             Fixed        Vanguard          Multi-         TRINOVA
                                             Income         Mutual           Asset           Stock
                                             Fund           Fund             Fund            Fund

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                       $78,970,304     $14,854,670    $13,743,638  $3,010,500

ADDITIONS
 Contributions
  Employees                                  5,079,428       2,425,627      1,497,855      241,717
  Employer                                   3,196,271       1,182,975        791,758      463,079
                                             8,275,699       3,608,602      2,289,613      704,796
 Net investment income
  Interest earned                            5,993,399                          9,734        1,073
  Dividends                                                    888,057                       97,369
  Realized gains on sales
   of investments
     Aggregate proceeds                                        266,858        369,077    1,039,622
     Aggregate costs                                                          168,128      809,560
                                                               266,858        200,949      230,062

  Other - principally unrealized gains
   (losses) on investments                                   1,329,386      1,542,599    1,246,678
                                             5,993,399       2,484,301      1,753,282    1,575,182
                                            14,269,098       6,092,903      4,042,895    2,279,978
DEDUCTIONS
 Benefits paid to participants               5,711,426       1,058,461      1,099,824      195,390
 Investment management fees                                     23,961         97,073
 Net transfers among investment funds
 and net transfers to benefit plans
  of affiliated companies                    2,336,262      (2,596,300)      (517,548)     873,516
                                             8,047,688      (1,513,878)       679,349    1,068,906
NET ADDITIONS (DEDUCTIONS)                   6,221,410       7,606,781      3,363,546    1,211,072

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                      $85,191,714     $22,461,451    $17,107,184   $4,221,572
                                            ==========      ==========     ==========     =========



NOTE 8 - CHANGES IN ASSETS BY INVESTMENT OPTION (Continued)

                                          Government
                                          Securities                    Contribution
                                             Fund          Loans         Receivable        Total

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                     $1,504,769    $3,399,238       $1,877,754     $117,360,873

ADDITIONS
 Contributions
  Employees                                  546,224                        236,553       10,027,404
  Employer                                   269,326                       (270,533)       5,632,876
                                             815,550                        (33,980)      15,660,280

 Net investment income
  Interest earned                            104,544       282,916                         6,391,666
  Dividends                                                                                  985,426
  Realized gains on sales
   of investments
      Aggregate proceeds                   7,802,081                                       9,477,638
      Aggregate costs                      7,757,502                                       8,735,190
                                              44,579                                         742,448
  Other - principally unrealized gains
   (losses) on investments                   (24,110)                                      4,094,553
                                             125,013        282,916                       12,214,093
                                             940,563        282,916         (33,980)      27,874,373
DEDUCTIONS
 Benefits paid to participants               231,668                                       8,296,769
 Investment management fees                    2,367                                         123,401
 Net transfers among investment funds
  and net transfers to benefit plans
  of affiliated companies                       (306)       135,612                          231,236
                                             233,729        135,612                        8,651,406
NET ADDITIONS (DEDUCTIONS)                   706,834        147,304         (33,980)      19,222,967

ASSETS AVAILABLE FOR PLAN BENEFITS
  AT DECEMBER 31, 1993                    $2,211,603    $ 3,546,542     $ 1,843,774     $136,583,840
                                           =========    ==========      ==========      ===========



NOTE 8 - CHANGES IN ASSETS BY INVESTMENT OPTION (Continued)


                                              Fixed            Vanguard             Multi-       TRINOVA
                                              Income             Mutual              Asset         Stock
                                                Fund             Funds               Fund         Fund

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                        $78,014,727     $ 7,288,326        $ 9,121,745    $2,372,735

ADDITIONS
 Contributions
  Employees                                    5,680,998       2,151,107          1,459,082       303,800
  Employer                                     3,445,947       1,070,223            804,643       492,971
                                               9,126,945       3,221,330          2,263,725       796,771
 Net investment income
  Interest earned                              5,883,491           3,759             13,387         3,280
  Dividends                                                      500,515                           96,763

  Realized gains (losses) on sales
   of investments
    Aggregate proceeds                                         5,837,451            217,321       616,088
    Aggregate cost                                             5,330,310            169,018       626,764
                                                                 507,141             48,303       (10,676)
  Other - principally unrealized gains
   (losses) on investments                                       (88,079)         1,057,882       164,733
                                               5,883,491         923,336          1,119,572       254,100
                                              15,010,436       4,144,666          3,383,297     1,050,871
DEDUCTIONS
 Benefits paid to participants                 6,534,521         817,108            683,466       262,292
 Investment management fees                          350          18,675             64,017         6,527
 Net transfers among investment funds
 and net transfers to benefit plans
  of affiliated companies                      7,519,988      (4,257,461)        (1,986,079)      144,287
                                              14,054,859      (3,421,678)        (1,238,596)      413,106
NET ADDITIONS                                    955,577       7,566,344          4,621,893       637,765
ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                        $78,970,304     $14,854,670        $13,743,638    $3,010,500
                                              ==========      ==========         ==========     =========



NOTE 8 - CHANGES IN ASSETS BY INVESTMENT OPTION (Continued)


                                             Government
                                             Securities                         Contribution
                                                Fund            Loans            Receivable         Total

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                        $               $2,608,499         $1,845,065       $101,251,097

ADDITIONS
 Contributions
  Employees                                     457,653                            (135,570)        9,917,070
  Employer                                      243,819                             168,259         6,225,862
                                                701,472                              32,689        16,142,932
 Net investment income
  Interest earned                                57,483         287,717                             6,249,117
  Dividends                                                                                           597,278
  Realized gains (losses) on sales
   of investments
    Aggregate proceeds                        2,594,695                                             9,265,555
    Aggregate cost                            2,589,933                                             8,716,025

                                                  4,762                                               549,530
  Other - principally unrealized gains
   (losses) on investments                        4,982                                             1,139,518
                                                 67,227         287,717                             8,535,443
                                                768,699         287,717             32,689         24,678,375
DEDUCTIONS
 Benefits paid to participants                   56,128                                             8,353,515
 Investment management fees                         789                                                90,358
 Net transfers among investment funds
 and net transfers to benefit plans
  of affiliated companies                      (792,987)       (503,022)                              124,726
                                               (736,070)       (503,022)                            8,568,599
NET ADDITIONS                                 1,504,769         790,739            32,689          16,109,776
ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                        $1,504,769      $3,399,238         $1,877,754       $117,360,873
                                             ==========      ==========         ===========      ============



NOTE 9 - VANGUARD MUTUAL FUNDS

A summary of the activity within the separate Vanguard Mutual Fund options for the three month period ended March 31, 1994 is as follows:


                                          Morgan Growth       Index           Windsor          International
                                              Fund            Fund              Fund             Growth Fund

ASSETS AVAILABLE
 FOR PLANS BENEFITS
 AT DECEMBER 31, 1993                     $  2,783,261    $ 10,933,922     $ 4,812,694       $ 3,914,399

Contributions and transfers
 from other investment options                 839,597       2,963,068       2,804,397         2,599,034

Net investment income
 Dividends                                     28,123           89,462              44                62
 Realized gains                                 (2,597)        112,765          11,574            42,805
 Unrealized gains (losses)                    (176,584)       (710,320)       (357,452)         (186,354)
                                              (151,058)       (508,093)       (345,834)         (143 487)

Net Intra-Vanguard transfers                  (104,062)       (694,089)        111,911           686,240
                                               584,477       1,760,886       2,570,474         3,141,787

Benefit payments and transfers to
 other investment options                       79,451         334,730         117,253           131,496
Expenses                                           896           3,091           1,281               953
Transfer to affiliated plan                  3,287,391      12,356,987       7,264,634         6,923,737
                                             3,367,738      12,694,808       7,383,168         7,056,186

  NET DEDUCTIONS                           (2,783,261)    (10,933,922)     (4,812,694)       (3,914,399)

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT MARCH 31, 1994                         $        0     $         0      $        0        $        0
                                             ==========     ==========       =========         ==========



NOTE 9 - VANGUARD MUTUAL FUND  (Continued)

                                                               Total
                                                Trustee       Vanguard
                                              Cash Account   Mutual Funds
ASSETS AVAILABLE
 FOR PLANS BENEFITS
 AT DECEMBER 31, 1993                          $17,175       $22,461,451

Contributions and Other Receipts                               9,206,096

Net investment income
 Dividends                                                       117,691
 Realized gains                                                  164,547
 Unrealized gains(losses)                                     (1,430,710)
                                                              (1,148,472)

Net Intra-Vanguard transfers
                                                               8,057,624

Benefit payments and transfers to
 other investment options                        6,704           669,634
Expenses                                                           6,221
Transfer to affiliated plan                     10,471        29,843,220
                                                17,175        30,519,075

  NET DEDUCTIONS                               (17,175)      (22,461,451)
ASSETS AVAILABLE FOR PLAN BENEFITS
 AT MARCH 31, 1994                          $        0       $         0
                                             =========       ===========




NOTE 9 - VANGUARD MUTUAL FUND

A summary of the activity within the separate Vanguard Mutual Fund options for the year ended December 31, 1993 is as follows:


                                          Morgan Growth       Index           Windsor      International
                                              Fund            Fund              Fund        Growth Fund

ASSETS AVAILABLE
 FOR PLANS BENEFITS
 AT DECEMBER 31, 1992                      $2,202,911      $9,038,179         $2,510,635      $1,145,335

Contributions and transfers
 from other investment options              1,214,827       3,485,472          1,795,325       1,077,255

Net investment income
 Dividends                                     318,245        282,376            256,104          31,332
 Realized gains                                 24,896        184,436             43,380          14,146
 Unrealized gains(losses)                     (150,187)       517,610            146,480         815,483
                                               192,954        984,422            445,964         860,961

Net Intra-Vanguard transfers                  (396,813)    (1,034,489)           429,451       1,001,851
                                             1,010,968      3,435,405          2,670,740       2,940,067

Benefit payments and transfers to
 other investment options                      426,995      1,526,507             64,113         168,388
Expenses                                         3,623         13,155              4,568           2,615
                                               430,618      1,539,662            368,681         171,003

  NET ADDITIONS (DEDUCTIONS)                   580,350      1,895,743          2,302,059       2,769,064

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                       $2,783,261    $10,933,922         $4,812,694      $3,914,399
                                            ==========    ===========         ==========      ==========





NOTE 9 - VANGUARD MUTUAL FUND  (Continued)

                                                                                          Total
                                                       Trustee          Benefit          Vanguard
                                                     Cash Account       Payable         Mutual Funds
ASSETS AVAILABLE
 FOR PLANS BENEFITS
 AT DECEMBER 31, 1992                                  $18,536          $(60,926)      $14,854,670

Contributions and transfers
 from other investment options                                                           7,572,879

Net investment income
 Dividends                                                                                 888,057
 Realized gains                                                                            266,858
 Unrealized gains (losses)                                                               1,329,386
                                                                                         2,484,301

Net Intra-Vanguard transfers
                                                                                        10,057,180

Benefit payments and transfers to
 other investment options                                1,361            (60,926)       2,426,438
Expenses                                                                                    23,961
                                                         1,361            (60,926)       2,450,399

  NET ADDITIONS (DEDUCTIONS)                            (1,361)            60,926        7,606,781

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                                   $7,175        $        0        $2,461,451
                                                        ======        ===========       ==========




NOTE 9 - VANGUARD MUTUAL FUND (Continued)

A summary of the activity within the separate Vanguard Mutual Fund options for the year ended December 31, 1992 is as follows:


                                               Morgan                                          International
                                              Growth Fund     Index Fund      Windsor II Fund    Growth Fund

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                         $               $7,287,650        $                $


  Contributions and transfers from
   other investment options                    1,600,985       6,081,338         1,648,392          949,130

  Net investment income
   Interest earned                                   506           1,348               383              369
   Dividends                                     113,535         257,734           104,544           24,702
   Realized gains(losses)                         (7,877)        513,178            12,021          (10,181)
   Unrealized gains(losses)                       50,428        (146,234)           89,802          (82,075)
                                                 156,592         626,026           206,750          (67,185)

  Net Intra-Vanguard transfers                   749,642      (2,443,272)        1,177,446          516,184
                                               2,507,219       4,264,092         3,032,588        1,398,129

  Benefit payments and transfers to
   other investment options                      301,809       2,503,359           519,217          251,164
  Expenses                                         2,499          10,204             2,736            1,630
                                                 304,308       2,513,563           521,953          252,794


NET ADDITIONS (DEDUCTIONS)                     2,202,911       1,750,529         2,510,635        1,145,335

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                         $2,202,911      $9,038,179        $2,510,635       $1,145,335
                                              ==========      ==========        ==========       ==========


NOTE 9 - VANGUARD MUTUAL FUND  (Continued)

                                                                                  Total
                                                Trustee        Benefits          Vanguard
                                              Cash Account     Payable          Mutual Fund

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                          $ 8,556         $(7,880)         $7,288,326

 Contributions and transfers from
  other investment options                      10,433                           10,290,278

 Net investment income
  Interest earned                                1,153                                3,759
  Dividends                                                                         500,515
  Realized gains(losses)                                                            507,141
  Unrealized gains(losses)                                                          (88,079)
                                                 1,153                              923,336

 Net Intra-Vanguard transfers
                                                11,586                           11,213,614

 Benefit payments and transfers to
  other investment options                                      53,046            3,628,595
 Expenses                                        1,606                               18,675
                                                 1,606          53,046            3,647,270


NET ADDITIONS (DEDUCTIONS)                       9,980         (53,046)           7,566,344

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                          $18,536        ($60,926)         $14,854,670
                                               =======         =======          ===========
